January 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Box, Inc.
Registration Statement on Form S-1 (File No. 333-194767)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Box, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-194767) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 PM Eastern time, on January 22, 2015, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated January 9, 2015, was distributed by the underwriters approximately as follows:

Copies to prospective underwriters	2,242
Copies to institutional investors	1,773
Copies to others	404

Total	4,419

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Acting severally on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle A. Corcoran
Name:	Kyle A. Corcoran
Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ C. Cullom Davis
Name:	C. Cullom Davis
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Millman
Name:	Michael Millman
Title:	Managing Director

[Underwriters’ Acceleration Request Signature Page]